August 13, 2024

Richard A. Miller, M.D.
Chief Executive Officer
Corvus Pharmaceuticals, Inc.
863 Mitten Road, Suite 102
Burlingame, CA 94010

       Re: Corvus Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed August 6, 2024
           File No. 333-281318
Dear Richard A. Miller, M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Phillip Stoup